Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

Retirement Plans Committee
Webster Bank Retirement Savings Plan:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-183875 and No. 333-104871) of the Webster Bank Retirement Savings Plan of our report dated June 26, 2014, with respect to the Statement of Net Assets Available for Benefits of Webster Bank Retirement Savings Plan as of December 31, 2013, the related Statement of Changes in Net Assets Available for Benefits for the year then ended, the related notes to the financial statements, and the supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013, which report appears in the Annual Report on Form 11-K of Webster Bank Retirement Savings Plan for the fiscal year ended December 31, 2013.

/s/ KPMG LLP

Hartford, Connecticut
June 26, 2014